May 30, 2019

Andrea Petersen
Chief Executive Officer
School of Whales Commercial Real Estate Equity Fund, LLC
2900 SW 28th Terrace, Suite 202
Miami, FL 33133

       Re: School of Whales Commercial Real Estate Equity Fund, LLC
           Offering Statement on Form 1-A
           Filed May 3, 2019
           File No. 024-10995

Dear Ms. Petersen:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Cover Page

1. We note your disclosure on page 12 that your offering is a blind-pool offering.
      Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. For example only, please provide the disclosure related to compensation in accordance with Item 4 of Guide 5 and include prior performance disclosure and tables in accordance with Item 8 of Guide 5, as applicable.
      Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance
      and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure
      Guidance Topic No. 6.
2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for
 Andrea Petersen
FirstNameWhales Commercial Real Estate Equity Fund, LLC
School of LastNameAndrea Petersen
Comapany NameSchool of Whales Commercial Real Estate Equity Fund, LLC
May 30, 2019
May 30, 2019 Page 2
Page 2
FirstName LastName
         example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust
         II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of
         Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.
3. We note that you may conduct a share repurchase program during the offering period.
         Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston
         & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of
         Trading and Markets at 202-551-5777.
4. We note your disclosure that the requirement to arbitrate does not apply to claims under the federal securities laws and the rules and regulations promulgated thereunder. Please ensure that your governing documents clearly state this as well. For example only, please revise section 13 of your operating agreement.
5. Please revise your cover page to state that you are not an investment company and investors will not have the protections provided under the Investment Company Act of
         1940.
Our ability to make distributions to our Members ..., page 18

6. We note your disclosure that you intend to pay an annualized 8% return to your members.
         Please provide an analysis detailing your reasonable basis for such returns or remove such statements. As part of your analysis, please include how you considered that you are a blind pool and have no operations.
Management's Discussion and Analysis of Financial Condition, page 28

7. Please revise here and in the business section to more specifically describe your plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs in light of your working capital deficiency.
Policies with Respect to Certain Transactions
Conflicts of Interest, page 31

8. We note your disclosure that your manager has other investment opportunities and funds.
         Please disclose the number of other entities that have similar investment objectives and the amount that these entities have available for investment. We further note the
 Andrea Petersen
School of Whales Commercial Real Estate Equity Fund, LLC
May 30, 2019
Page 3
         disclosure on page 6 that it is possible you will acquire properties from affiliates. Please clarify if you have any arrangements in place to acquire properties from affiliates and explain how you determined to acquire these properties "at a price of no more than fifteen percent (15%) above the valuation price."
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                               Sincerely,
FirstName LastNameAndrea Petersen
                                                    Division of Corporation
Finance
Comapany NameSchool of Whales Commercial Real Estate Equity Fund, LLC
                                                    Office of Real Estate and
May 30, 2019 Page 3                                 Commodities
FirstName LastName